December 13, 2007

Mail Stop 4561
Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York, 10022

     Re: E*Trade Financial Corporation
             Form 10-Q for the Fiscal Quarter Ended September 30, 2007
             File No. 1-11921

Dear Mr. Simmons:

     We have reviewed your supplemental response letter dated November 15, 2007 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management

Lending Products and Underwriting Standards, page 25

    1.   We read your response to our prior comment two from our letter dated October 12, 2007. We note that for originated loans, you have designed your underwriting guidelines so that your loans are salable into the secondary market. Such guidelines include limitations on loan amount, loan-to-value ratio, debt-to-income ratio, documentation type and occupancy type. Please revise your future filings to disclose the specific underwriting requirements you use when originating loans in your two main portfolios, one-to-four-family and home equity loans. Provide us with your proposed future disclosure.

2.   In addition to our comment above, please revise your future filings to disclose your underwriting policies for purchased loans as described in your response to comment three of our letter dated October 12, 2007. Disclose these policies in a separate section from underwriting policies for originated loans. Provide us with your proposed future disclosure.

Loan Portfolio

3.   Please tell us and revise your future filings to clarify whether the LTV/CLTV information presented is reflective of original LTV/CLTV ratios or if it represents current estimated LTV/CLTV ratios. Considering the decline in value of homes collateralizing your home equity loans (as you have stated on page 11, *Provision for Loan Losses*), it would be beneficial to investors if your disclosure included current estimated LTV/CLTV ratios compared to original LTV/CLTV ratios. Tell us if you analyze this information, at what frequency, and provide such information in a comparable tabular format. Provide us with your proposed future disclosure.

4.   Please revise your future filings to present comparative tabular information (i.e. December 31, 2006) for LTV/CLTV and FICO score, acquisition channel and vintage year information for your one-to-four-family and home equity portfolios and discuss any significant changes. Provide us with your proposed future disclosure.

Allowance for Loan Losses, page 26

5.   We read your response to comments one and two from our letter dated October 12, 2007. As it relates to your discussion surrounding the increase in your allowance for loan losses (in the final paragraph of page 27), please provide us with and disclose in future filings the following:

   •   Provide a table, similar to that provided on page 29 (net charge-offs trend) that is representative of your delinquency trends for your one- to four-family and home equity loans. In this regard, it would be useful to an investor to see such information for loans originated versus loans purchased.
   •   Quantify separately the impact to the allowance for loan losses that were the result of rising mortgage rates and home price depreciation.

6.   We noted your response to comment three from our letter dated October 12,
        2007 where you indicated there are no differences in your methodology for
        determining the allowance for loan losses between originated and purchased
        loans. Please explain to us why there is not a difference here. In this regard,
        tell us how your allowance methodology considers inherent quality
        differences in originated loans versus purchased loans (e.g. the purchaser of
        loans has no input into the credit quality measures, individual versus pooled-
        loan purchases, loan administration characteristics, etc.).

Nonperforming Assets, page 29

7.   Considering the current instability in the residential real estate and credit
        markets and increasing delinquency rate trends, please tell us and revise your
        future filings to discuss how you mitigate losses. For example, tell us whether
        you provide borrowers with alternatives to foreclosure (i.e. repayment plans,
        forbearance agreements, loan modifications, etc.). Quantify, for each for each
        significant loan category, the total number of loans with foreclosure
        alternatives for each period presented. Provide us with your proposed future
        disclosure.

Securities, page 30

8.   Please revise your future filings to provide comparative information (i.e.
        December 31, 2006) for average credit ratings by type of asset and discuss any
        significant changes. Provide us with your proposed future disclosure.

Financial Statements for the Fiscal Quarter Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 9- Asset Securitization

Collateralized Debt Obligations ("CDO"), page 60

9.   Please tell us the frequency of which you reconsider, and the typical triggers
        which require you to reconsider, whether you are the primary beneficiary of
        each of your CDO entities under FIN 46-R.

10. Please tell us whether recent market volatility impacted your calculations of expected benefits or losses when determining whether you are the primary beneficiary each of your CDO entities. For example, if you changed your valuation methodology for determining the value of the collateral of the CDOs during the quarter, describe the change and explain how it impacted the amounts of portfolio management fees you expect to receive.

Item 1A- Risk Factors, page 77

11. We note your disclosure that the recent market volatility has made it extremely difficult to value certain of your securities, particularly your CDO and second lien mortgage-backed assets. Please tell us whether you changed the method in which you were valuing these securities during the quarter as compared to the prior quarter. If so, please provide us with the following additional information:

   - tell us why you changed your valuation methodology;
   - provide us with a description of the method used historically;
   - provide us with a description of the method used during the current period; and
   - tell us whether you would have obtained significantly different results had you continued to use the same methodology historically used (quantify amounts in your response, if possible).

Form 8-K filed December 4, 2007

12. We note the arrangements discussed in your Form 8-K ("Citadel Investment Agreement" and "Blackrock Purchase Agreement") involves multiple elements. Please tell us how you plan to account for this transaction.

Robert J. Simmons
E*Trade Financial Corp.
December 13, 2007
Page 5

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief